Exhibit 1.01

Conflict Minerals Report

For the Calendar Year Ended December 31, 2017

Pfizer Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for the calendar year ended December 31, 2017, as provided in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 31, 2018.

Unless the context indicates otherwise, the term “Pfizer,” “we,” “us” and “our” refer to Pfizer Inc. and its subsidiaries for 2017. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are columbite-tantalite, cassiterite, gold, wolframite and the derivatives tantalum, tin, and tungsten, without regard to the location of origin of the minerals or derivative metals.

Forward-Looking Statements

This report and other written or oral statements that we make from time to time contain forward-looking statements. Such forward-looking statements involve substantial risks and uncertainties. We have tried, wherever possible, to identify such statements by using words such as “will,” “may,” “could,” “likely,” “ongoing,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “assume,” “target,” “forecast,” “guidance,” “goal,” “objective,” “aim” and other words and terms of similar meaning or by using future dates. Among the factors that could cause actual results to differ materially from past results and future plans and projected future results are the following: (1) risks related to the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”), the United States or elsewhere.

We cannot guarantee that any forward-looking statement will be realized. Achievement of anticipated results is subject to substantial risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements, and are cautioned not to put undue reliance on forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law or by the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). You are advised, however, to consult any further disclosures we make on related subjects in our Form 10-K, 10-Q and 8-K reports and our other filings with the SEC.

Applicability of the Conflict Minerals Rule to Pfizer

Pfizer is a research-based, global biopharmaceutical company. We apply science and our global resources to bring therapies to people that extend and significantly improve their lives through the discovery, development and manufacture of healthcare products. Our global portfolio includes medicines and vaccines, as well as many of the world’s best-known consumer healthcare products. Pfizer is subject to the Conflict Minerals Rule for 2017 because certain of the raw materials and components contained in some of the infusion pump products that we manufactured or contracted to manufacture from January 1, 2017 through February 3, 2017 contained 3TG that were necessary to the functionality or production of those products. Our in-scope products contained tantalum, tungsten, tin and gold, although not each of our in-scope products contained all of these minerals. On February 3, 2017, we completed the sale of our global infusion therapy net assets, which included the infusion pump products. As a result of that transaction, we believe that we no longer have any in-scope products for purposes of the Conflict Minerals Rule.

Based on our due diligence, none of the necessary 3TG contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in a Covered Country. However, we were unable to conclude that any of our in-scope products containing 3TG were “DRC conflict free.” The terms “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.

We did not directly source 3TG from mines, smelters, or refiners, and we believe that we are many levels removed from these market participants.

Pfizer’s Commitment to Responsible Supply Chain Management

Pfizer has a program to support responsible supply chain management. We operate within a framework of principles which strive to align with ethical, social, and environmental responsibility and we work with organizations such as the Institute for Sustainable Communities and the Pharmaceutical Supply Chain Initiative to help advance responsible operations among our suppliers.

Pfizer encourages our supply partners to support our Supplier Conduct Principles or adopt their own codes which include expectations similar to ours, which state, among other expectations, that we expect our suppliers to operate in full compliance with all applicable laws, rules and regulations and conduct their business in an ethical manner, acting with integrity. For additional information, see the Pfizer Supplier Conduct Position Statement and the Pfizer Supplier Conduct Principles, which are each available at: http://www.pfizer.com/b2b/suppliers/responsible-sourcing. Pfizer also encourages its supply partners to perform their obligations in a manner consistent with the Pharmaceutical Industry Principles for Responsible Supply Chain Management, which are available at: https://pscinitiative.org/principles. Information on the Pharmaceutical Supply Chain Initiative website shall not be deemed incorporated into, or be a part of, the Form SD or this Conflict Minerals Report.

Reasonable Country of Origin Inquiry Information

Pursuant to the Conflict Minerals Rule, for 2017, Pfizer conducted a “reasonable country of origin inquiry”. For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular Steps 1 and 2 of the OECD Guidance (as defined below), which are discussed, in part, later in this Conflict Minerals Report.

Our outreach included communicating requests for Conflict Minerals Reporting Templates (“CMRTs”) developed by the Responsible Minerals Initiative (the “RMI,” formerly known as the Conflict-Free Sourcing Initiative) from those suppliers that we identified, as a result of our materials review process, as having provided us with components, parts or products containing 3TG, or that we believe may have provided us with components, parts or products containing 3TG (the “Suppliers”).

Our 2017 materials review process identified in-scope products in our infusion pump products and, as a result, 36 Suppliers requiring further review. The Suppliers identified to us 316 different smelters and refiners that may have processed the necessary 3TG contained in our in-scope products (see “Product and Smelter and Refiner Information” below).

Pursuant to the Conflict Minerals Rule, based on the results of our reasonable country of origin inquiry, we conducted due diligence for 2017. These due diligence efforts are discussed below.

Due Diligence Program Design

Design Framework

Our due diligence measures relating to 3TG were designed to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition) (the “OECD Guidance”).

Selected Elements of Design Framework

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our program design are discussed below. However, these are not all of the elements of the program that we put in place to help ensure that the 3TG contained in our products are responsibly sourced. Selected due diligence measures that we took in respect of 2017 are discussed under “Due Diligence Program Execution.”

Conflict Minerals Team

We have a centralized 3TG Team, which is managed by the Global Procurement Department, that provides cross-functional management of our Conflict Minerals compliance program. The 3TG Team is overseen by senior personnel in our Global Procurement Department and is comprised of representatives from: Global Procurement; External Supply; Quality Operations; Business Development; Legal; and Research and Development. The 3TG Team is responsible for implementing our Conflict Minerals compliance program, which includes:

•	analyzing the applicability of the Conflict Minerals Rule to our operations;

•	conducting a good faith reasonable country of origin inquiry regarding the source of any 3TG used in our products;

•	exercising due diligence regarding 3TG used in our products; and

•	preparing and filing a Form SD and a corresponding Conflict Minerals Report exhibit.

Our compliance efforts are supplemented by specialist outside counsel.

Internal and External Communication of Pfizer’s 3TG Program and Commitment to Responsible Supply Chain Management

The 3TG Team has been educated on the Conflict Minerals Rule and our compliance program.

In addition, to help ensure that our suppliers are aware of our commitment to responsible supply chain management and our Conflict Minerals Rule compliance efforts:

•	We encourage our supply partners to perform their obligations in a manner consistent with all of the Pharmaceutical Industry Principles for Responsible Supply Chain Management which are available at: https://pscinitiative.org/principles. Information on the Pharmaceutical Supply Chain Initiative website shall not be deemed incorporated into, or be a part of, the Form SD or this Conflict Minerals Report.

•	Our manufacturing supply agreement template includes requirements relating to the Conflict Minerals Rule.

•	Our Material Safety Risk Questionnaire, which is required to be completed by all new suppliers (and, periodically, by existing suppliers), includes questions relating to 3TG.

•	Our Supply Audit Checklist, used by our cGMP auditors during site visits to our suppliers, incudes 3TG diligence questions.

Participation in and Support of Multi-Stakeholder Initiatives

As part of our commitment to responsible supply chain management, we work with the Institute for Sustainable Communities and the Pharmaceutical Supply Chain Initiative.

Data Storage and Retention

Pfizer utilizes an internal electronic database for the maintenance of business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions. As recommended by the OECD Guidance, we have a process pursuant to which records relating to 3TG are maintained for five years.

Collection, Assessment, and Internal Reporting of Supply Chain Information

Suppliers that we determine to be in-scope or potentially in-scope are requested to complete a CMRT, which contains questions on the inclusion and source of 3TG in the products and components they supplied to us and their compliance activities. We follow-up by email or phone with suppliers that do not respond to the request for a completed CMRT within a specified time frame. If a supplier does not respond to our request within a reasonable time frame, or the supplier refuses to respond, this information is reported to the 3TG Team.

Upon receipt of a CMRT from a supplier, the response is processed and reviewed by members of the 3TG Team. To the extent that a supplier reports that the potentially in-scope products it sells to us do not contain 3TG, we review that conclusion against the materials content of the products. Additionally, we review submitted CMRTs for errors, inaccuracies and incompleteness and, as applicable, follow-up with these suppliers.

Smelter and refiner information provided by suppliers is reviewed against the Smelter Look-up tab list of the CMRT. To the extent that a smelter or refiner identified by a supplier is not on that list, we take additional steps to attempt to determine whether the listed entity is a smelter or refiner.

Smelter and refiner information is also reviewed against the lists of “conformant” and “active” smelters and refiners published by the RMI. Based on the information furnished by suppliers and other information known to us, we assess the risk of adverse impacts. The Company addresses identified risks on a case-by-case basis. This flexible approach helps enable us to tailor the response to the risks identified.

Independent Third-party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

In connection with our due diligence, we utilize and rely on information made available by the RMI concerning independent third-party audits of smelters and refiners to assess smelter and refiner due diligence.

Report on Supply Chain Due Diligence

We file a Form SD and a Conflict Minerals Report with the SEC and make these documents available on our website.

Due Diligence Program Execution

We performed the following due diligence measures in respect of the 2017 compliance period. These are not all of the measures that we took in respect of 2017 in furtherance of our Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance. For a discussion of the design of our due diligence measures, please see “Due Diligence Program Design.”

1.	As a result of our materials review process, we sent requests to 36 Suppliers to provide us with a completed CMRT. 97% of the Suppliers responded to our request for information. We followed-up by email or phone with the Suppliers that did not provide a response within a specified time frame.

2.	We reviewed the completed responses received from the Suppliers for errors, inaccuracies and incompleteness and, as applicable, followed-up with these Suppliers as well.

3.	To the extent that a completed response identified a smelter or refiner, we reviewed those smelters and refiners against those contained on the Smelter Look-up tab list of the CMRT.

4.	To the extent that a completed response identified a smelter or refiner, we also reviewed that information against the list of conformant and active smelters and refiners published by the RMI as of May 7, 2018. See “Product and Smelter and Refiner Information” for further information on the smelters and refiners identified by the Suppliers.

Product and Smelter and Refiner Information

For 2017, the Suppliers identified to us the smelters and refiners described in the table below as potentially having processed the necessary 3TG contained in our in-scope products. We were able to determine the origin of only a portion of the necessary 3TG contained in each of our in-scope products.

Not all of the facilities described in the table below may have processed the necessary 3TG contained in our in-scope products. Much of the information provided by the Suppliers was reported to us at a “company” level (meaning that they reported all of the smelters and refiners that may have processed the 3TG contained in all of their products, not just those pertaining to the products sold to us). They also may have reported to us smelters and refiners that were not in our supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. Furthermore, the smelters and refiners described below may not be all of the smelters and refiners in our supply chain, since the Suppliers did not identify all of the smelters and refiners in their supply chains. Due to our position in the supply chain, we rely on our Suppliers for accurate smelter and refiner information, and our reasonable country of origin inquiry and due diligence measures do not provide absolute certainty regarding the source of the necessary 3TG contained in our in-scope products.

Smelter and Refiner Information

Mineral	RMI Conformant	RMI Active	Other Known Metal Processors	Total
Tin (Cassiterite)	72	0	10	82
Tantalum (Columbite, Tantalite or Coltan)	40	0	2	42
Tungsten (Wolframite)	40	0	6	46
Gold	100	6	40	146
TOTAL	252	6	58	316

The terms “conformant” and “active” in the table above have the meanings given to those terms by the RMI. The term “Other Known Metal Processors” refers to those additional smelters and refiners on the Smelter Look-up tab list of the CMRT. The compliance status reflected in the table above is based solely on information made publicly available by the RMI as of May 7, 2018, which has not been independently verified by us.

Country of Origin Information

We endeavored to determine the mine or location of origin of the 3TG contained in our in-scope products by requesting that Suppliers provide us with a completed CMRT.

We believe that the countries of origin of the 3TG processed by the smelters and refiners described in the table above may have included the countries in the categories listed below. The countries listed below are categorized by risk. These may not be all of the countries from which the smelters and refiners described in the table sourced 3TG.

L1 – Countries that are not identified as conflict regions or plausible areas of smuggling or export from the DRC and its nine adjoining countries: Argentina, Australia, Austria, Benin, Bolivia (Plurinational State of), Brazil, Burkina Faso, Cambodia, Canada, Chile, China, Colombia, Ecuador, Eritrea, Ethiopia, France, Germany, Ghana, Guatemala, Guinea, Guyana, Honduras, India, Indonesia, Japan, Kazakhstan, Laos, Madagascar, Malaysia, Mali, Mexico, Mongolia, Myanmar, Namibia, Nicaragua, Nigeria, Panama, Peru, Portugal, Russian Federation, Senegal, Sierra Leone, Spain, Thailand, Togo, United Kingdom of Great Britain and Northern Ireland, United States of America, Uzbekistan, Viet Nam and Zimbabwe.

L2 – Countries that are known or plausible countries for smuggling, export out of region or transit of materials containing 3TG: Mozambique and South Africa.

L3 – The DRC and its adjoining countries: Burundi, Rwanda and Uganda.

DRC – The Democratic Republic of the Congo.

In addition, some of the smelters and refiners are believed to have processed 3TG originating from recycled or scrap sources.

Future Risk Mitigation Efforts

As noted earlier in the Conflict Minerals Report, we no longer have any in-scope products for purposes of the Conflict Minerals Rule. Accordingly, we do not discuss herein additional steps for 2018 to mitigate the risk that the necessary 3TG contained in in-scope products finance or benefit armed groups. However, more generally, we seek to responsibly manage our supply chain, as discussed under “Pfizer’s Commitment to Responsible Supply Chain Management.” In addition, new products will be evaluated to determine whether they are in-scope for purposes of the Conflict Minerals Rule.